Symbols: LVH .TSX Venture Exchange

LVFHF.OTC Bulletin Board

LVH .Berlin Stock Exchange

July 22, 2005

LVFH Signs new Licensee and advises it will hold analyst /shareholder conference call to discuss its 2005 second quarter financial results

Vancouver, British Columbia, July 22, 2005 – Las Vegas From Home.com Entertainment Inc. (the “Company”) or (“LVFH”) is pleased to announce that it has signed another Sportsbook as a new Licensee for its multiplayer poker software. The new Licensee, which was included in E-Gaming Review magazine’s recently published ‘Power 50’ list, will have its software integrated to allow for its players to play in the Company’s Action Poker Network sometime next month. In addition, the Company is pleased to announce that on the afternoon of August 10th, 2005, at 4:00 pm the Company will release its financial results for the second quarter period ended June 30, 2005.

Jake Kalpakian, President and CEO of LVFH, cordially invites you to participate in the Company’s analyst/shareholder conference call to be held on Wednesday, August 10, 2005 at 5:00 pm (Toronto time). Management will review the financial results for the 2005 second quarter and discuss recent developments, to be followed by a question and answer period.

Conference Call:

Date:	Wed. August 10, 2005

Time:	5:00 pm (Toronto time)

Local/Intl dial in number:	(416) 640-3406

Toll Free – North America:	1 (866) 848-5070

To participate in the call, please dial (416) 640-3406 or 1-(866) 848-5070 five to ten minutes prior to the 5:00 pm start of the teleconference call. This conference call will be recorded and made available for replay on August 11, 2005 at noon (Toronto time) after the completion of the call, up until midnight August 17th, 2005. To listen to the replay, please dial (402) 220-7737 or 1-888-562-2819, and enter pass code 8075551. After August 15, 2005, you may access the audio recording by visiting www.lvfh.com and clicking on Investor Information.

About Las Vegas From Home.Com Entertainment Inc.

LVFH is an “E-Gaming” Software Developer and provider, and through its wholly owned Antiguan Subsidiary, Action Poker Gaming Inc., licenses its software to third parties.

For more Information on the Company, please contact us at (604) 681-0204, or visit our Website at www.lvfh.com .

On behalf of the Board of

Las Vegas From Home.com Entertainment Inc.

“Jacob H. Kalpakian”

Jacob H. Kalpakian,
President